FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

Pechiney
(Translation of Registrant's Name Into English)

7, Place du Chancelier Adenauer
75218 Paris Cedex 16
France
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure: A press release dated May 17, 2002 announcing Almet's, a Pechiney Group subsidiary, investment in France.

May 17, 2002

PECHINEY

ALMET INVESTS 12 MILLION EUROS IN FRANCE

ALMET, the Pechiney Group's distribution subsidiary, is investing €12 million in a new aluminum services center in Satolas, near Lyon, France. The new facilities are scheduled to come on stream in December 2002.

This capital expenditure supports a strategic priority for the Pechiney Group – the determination to constantly improve the services provided to its customers.

Almet, Pechiney's integrated distributor, is mainly active in the aerospace, mechanical engineering, transportation and construction markets. Almet achieved sales of €200 million in France in 2001 with 400 employees. It has 11 service centers in France: Bordeaux, Lille, L'Isle d'Abeau, Lyon (2 centers), Marseille, Nantes, Nice, Poissy, Rive de Gier and Strasbourg. Almet also has business presence in Austria, Belgium, Germany, the Netherlands and Switzerland through 21 service centers.

Pechiney is an international group that is listed on the Paris (PECH.PA) and New York (NYSE:PY) stock exchanges. Its two core businesses are aluminum and packaging. With bases in 51 countries, Pechiney achieved sales of EUR 11 billion in 2001 with 34,500 employees.

Investor Relations Contacts:

Charles L. Ranunkel	Tel: 33 1 56 28 25 07
Catherine Paupelin	Tel: 33 1 56 28 25 08
Jérôme Gaudry	Tel: 33 1 56 28 25 23
	Fax 33 1 56 28 33 38

PECHINEY
7, place du Chancelier Adenauer
75116 Paris
e-mail: Pechiney-IR-Team@pechiney.com
Internet: http://www.pechiney.com

Press Contacts:
Chrystèle Ivins: Tel: 33 1 56 28 24 18
chrystele.ivins@pechiney.com

Stephan Giraud: Tel: 33 1 56 28 24 19
stephan.giraud@pechiney.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PECHINEY

Date: May 17, 2002

By: [signature]

Name: Olivier Mallet
Title: Chief Financial Officer